S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

March 24, 2006

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

RE: Material Change Report

Enclosed herewith for filing are the following:

1.

BC Form 51-102F3 - Material Change Report; and

2.

Copy of the Company’s News Release No. 6-06 dated March 24, 2006.

Yours truly,

“Brenda L. McLean”

Corporate Secretary

/blm

Encl.

cc:  TSX Venture Exchange - filed on SEDAR

      Alberta Securities Commission – filed on SEDAR

      US Securities Commission – filed on EDGAR

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Item 2:

Date of Material Change

March 24, 2006

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on March 24, 2006 and was disseminated through the wire services   of CCN Matthews.

Item 4:

Summary of Material Change

SAMEX has secured rights to more than 5,000 hectares of mineral concessions at the INCA project in Chile by staking, by purchase of concessions at a government auction, and by three separate agreements for options to purchase mineral concessions (see news releases No. 1-06 and 5-06). Under the terms of the three agreements, SAMEX can acquire 100% interest in concessions covering 2,203 hectares by making option payments totaling US$2,600,000 in aggregate over thee years.  SAMEX plans to carry out a concerted exploration effort at the INCA project to search for large porphyry copper-gold-silver-molybdenum deposits.  Exploration core drilling is planned to start testing each of the targets once funds are in place and budgets have been approved.  An initial program of 15 to 20 holes totaling 6,000 meters is planned at a cost of approximately US$1,000,000.

Item 5:

Full Description of Material Change

SAMEX has secured rights to more than 5,000 hectares of mineral concessions at the INCA project in Chile by staking, by purchase of concessions at a government auction, and by three separate agreements for options to purchase mineral concessions (see news releases No. 1-06 and 5-06). The core of the concessions covers numerous small copper mines situated within a 20-square-kilometer area (2,000 hectares) near Inca De Oro, Chile.  Under the terms of the three agreements, SAMEX can acquire 100% interest in concessions covering 2,203 hectares by making option payments totaling US$2,600,000 in aggregate over thee years as follows: US$675,000 initial payment; US$300,000 in 12 months; US$375,000 in 24 months; and US$1,250,000 in 36 months.  Under one agreement, concessions covering 2,138 hectares are subject to a 1% Net Smelter Return Royalty and the owner has the right to purchase up to 50% of any oxide-copper production at cost from SAMEX (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1.2 million tonnes or ten years, which ever is reached first.  Under a second agreement, concessions covering 45 hectares are subject to a 1% Net Smelter Return Royalty on copper for period of 20 years but SAMEX has the option to buyout the Royalty at any time for US$500,000.

SAMEX plans to carry out a concerted exploration effort at the INCA project to search for large porphyry copper-gold-silver-molybdenum deposits.  Exploration core drilling is planned to start testing each of the targets once funds are in place and budgets have been approved.  An initial program of 15 to 20 holes totaling 6,000 meters is planned at a cost of approximately US$1,000,000.  The costs include additional surface geologic and survey work; geochemical assays; possible ground geophysical surveys to trace zones beneath covered pampa; and building both an exploration camp and core processing/storage facilities.  The major objective of the drilling program will be to discover cumulatively very large tonnages of primary copper sulfide ore beneath the various mineralized zones.  Much of this drilling will also be testing for shallower, higher grade oxide and enriched secondary copper sulfide ores which might be amenable to more-rapid mine development and provide near-term modest production.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 24th day of March, 2006.

“Larry D. McLean”

Director